Deloitte.

Deloitte LLP
939 Granville Street
Vancouver BC V3X 1L3
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 31, 2021, relating to the financial statements of Fury Gold Mines Limited appearing in this Annual Report on Form 40-F for the year ended December 31, 2020.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2021